UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Torchlight Energy Resources, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89102U103

(CUSIP number)

David Moradi

379 West Broadway

New York, New York 10012

212-404-6670

(Name, address and telephone number of person authorized to receive notices and communications)

Not Applicable

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89102U103

1.	NAMES OF REPORTING PERSONS David Moradi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,284,172 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,284,172 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,284,172 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (2)
14.	TYPE OF REPORTING PERSON* IN

(1)	Includes 985,221 shares of common stock, par value $0.001 (“Common Stock”), of Torchlight Energy Resources, Inc. (the “Issuer”), issuable upon the conversion of Series B Convertible Preferred Stock of the Issuer on an as-converted basis and 21,131 shares of Common Stock issuable upon a partial exercise of the Warrants (as defined in Item 6).
(2)	Based on the sum of: (a) 36,165,741 shares of common stock, $0.001 par value per share, outstanding as of May 11, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 16, 2016, (b) 8,602,905 shares of Common Stock issued in connection with the conversion of the Series A Convertible Preferred Stock of the Issuer and relating to the payment of quarterly dividends thereon prior to conversion, (c) 985,221 shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock of the Issuer on an as-converted basis and (d) 21,131 shares of Common Stock issuable upon a partial exercise of the Warrants.

CUSIP No. 89102U103

1.	NAMES OF REPORTING PERSONS Anthion Partners II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,284,172 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,284,172 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,284,172 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 985,221 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock of the Issuer on an as-converted basis and 21,131 shares of Common Stock issuable upon a partial exercise of the Warrants.
(2)	Based on the sum of: (a) 36,165,741 shares of common stock, $0.001 par value per share, outstanding as of May 11, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on May 16, 2016, (b) 8,602,905 shares of Common Stock issued in connection with the conversion of the Series A Convertible Preferred Stock of the Issuer and relating to the payment of quarterly dividends thereon prior to conversion, (c) 985,221 shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock of the Issuer on an as-converted basis and (d) 21,131 shares of Common Stock issuable upon a partial exercise of the Warrants.

INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed to update the information set forth in the initial Schedule 13D filed with the Securities and Exchange Commission on June 7, 2016 (the “Schedule 13D”), filed to report the beneficial ownership of shares of common stock, $0.001 par value per share (the “Common Stock”), of Torchlight Energy Resources, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Issuer”), by each of the reporting persons named in such Schedule 13D (each, individually, a “Reporting Person” and collectively, the “Reporting Persons”).

ITEM 5. Interest in Securities of the Issuer.

Each of Item 5(a), 5(b) and 5(e) of the Schedule 13D is hereby amended and restated to read as follows:

(a)	Each of the Reporting Persons beneficially owns 2,284,172 shares of Common Stock held by Anthion, including 985,221 shares of Common Stock issuable upon the conversion of 20,000 shares of Series B Convertible Preferred Stock and 21,131 shares of Common Stock issuable upon a partial exercise of the Warrants held by the Reporting Persons. The percentages set forth below and on pages 2 and 3 hereof are based on the sum of 36,165,741 shares of common stock, $0.001 par value per share, outstanding as of May 11, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on May 16, 2016, 8,602,905 shares of Common Stock issued in connection with the conversion of the Series A Convertible Preferred Stock of the Issuer and relating to the payment of quarterly dividends thereon prior to conversion as relayed by the Issuer, 985,221 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and 21,131 shares of Common Stock issuable upon a partial exercise of the Warrants.

(b)	(i) As the managing member and controlling person of Anthion, Mr. Moradi has sole voting and dispositive power with respect to the 2,284,172 shares of Common Stock held by Anthion. Accordingly, Mr. Moradi may be deemed to beneficially own 4.99% of the Issuer’s issued and outstanding Common Stock. In addition, Mr. Moradi, as the managing member and controlling person of Anthion, has sole voting and dispositive power of, and is deemed to beneficially own, the 20,000 shares of the Issuer’s Series B Convertible Preferred Stock held by Anthion, as described below.

(ii) As the holder of the shares, Anthion has sole voting and dispositive power with respect to the 2,284,172 shares of the Issuer’s Common Stock. Accordingly, Anthion may be deemed to beneficially own 4.99% of the Issuer’s issued and outstanding Common Stock. Anthion also holds and, as a result, has sole voting and dispositive power with respect to 20,000 shares of the Issuer’s Series B Convertible Preferred Stock.

(e)	As of the date of this filing, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Anthion holds a warrant to purchase 492,610 total shares of the Issuer’s Common Stock at $2.23 per share, exercisable until September 2020 and a warrant to purchase 1,250,000 total shares of the Issuer’s Common Stock at $2.03 per share, exercisable until October 2018 (collectively the “Warrants”). Anthion was prohibited from exercising either of the Warrants while it beneficially owned in excess of 4.99% (the “Maximum Percentage”) of the shares of the Issuer’s Common Stock issued and outstanding as the date of the Schedule 13D. However, Anthion now holds less than the Maximum Percentage of the Issuer’s Common Stock, and thus, is permitted to engage in a partial exercise of the Warrants in the amount of 21,131 shares of Common Stock of the Issuer.

The information set forth in Items 1 - 4 of the Schedule 13D is hereby incorporated herein by reference; provided that, any reference to the 2,263,041 shares of Common Stock held by the Reporting Persons will now refer to the 2,284,172 shares of Common Stock reported herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 2016

DAVID MORADI

/s/ David Moradi
David Moradi

ANTHION PARTNERS II LLC

/s/ David Moradi
By: David Moradi
Title: Managing Member